Contact

www.linkedin.com/in/doronkempel
(LinkedIn)

Doron Kempel

Chairman & CEO at Bond
Miami, Florida, United States

Experience

Bond
Chairman & CEO
May 2017 - Present (7 years 2 months)
New York, United States

Bond developed a new tier of Preventative Personal Security that is positioned below 911 and is being adopted rapidly by the world's largest corporations, cities and universities globally.

The problem that Bond focuses on: when individuals feel unsafe (walking alone at night, taking public transit, being in the vicinity of a stranger with no one else around - for example, as lone workers, Uber passengers, recipients of deliveries, etc. - or when we worry about our children being alone) - it is too early to dial 911 (since the situation is not yet an emergency)…until it is too late to call since the assailant is too near. In all these situations, what people instinctively want is to have someone look after them. However, there is no professional service that's designated for pre-emergency situations and looks after people on demand, preventatively (not reactively), while preserving their privacy 100%.

Bond is Your personal Security Companion. You are never alone. On demand, Bond looks after you electronically (via its AI platform) or with its 24/7 Personal Security Agents, who are in Bond Command Centers, and respond in seconds) Bond can detect anomalies in real-time, reach out to you to verify your security, guide you, de-escalate a situation (even deter unwanted strangers), and orchestrate help by security professionals and first responders.

Bond fills a very real personal security gap between "code green" when everything is fine and "code red" when it's already too late. Bond has already saved lives with an impressive track record of over 70,000 cases of live intervention with our members.

Bond is advised by the foremost security experts globally: former heads of US Secret Service, FBI, major metropolitan police chiefs around the world, heads of military special operations units, etc. They have helped us define the security gap problem and define our solution to meet it. We would be honored to brief you on it.

SimpliVity Corporation
Chairman & CEO
August 2009 - February 2017 (7 years 7 months)

IBM
CEO Diligent Technology, an IBM Company
2008 - 2009 (1 year)

Diligent Technologies Corporation
Chairman & CEO
2003 - 2008 (5 years)

EMC
VP & GM
1998 - 2001 (3 years)

Education

Harvard Business School
Master of Business Administration (MBA)

Tel Aviv University
Law, Philosophy